UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2023
Commission File Number 001-14370
COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)
BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)
CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ____X___ Form 40-F _______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces Third Quarter and Nine-month 2023 Results

LIMA, Peru--(BUSINESS WIRE)--October 30, 2023--Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced results for the third quarter (3Q23) and nine-month period ended September 30, 2023 (9M23). All figures have been prepared in accordance with IFRS (International Financial Reporting Standards) on a non-GAAP basis and are stated in U.S. dollars (US$).

Third Quarter and Nine-Month 2023 Highlights:

  3Q23 EBITDA from direct operations was US$ 53.3 million, compared to US$ 22.2 million reported in 3Q22. 9M23 EBITDA from direct operations reached US$ 121.9 million, compared to US$ 96.3 million reported in 9M22. 2022 EBITDA does not include US$ 300 million resulting from the sale of Buenaventura's 43.65% stake in Yanacocha.
  3Q23 net loss from direct operations reached US$ 24.3 million, compared to a US$ 22.6 million net loss for the same period in 2022. 9M23 net income from direct operations was US$ 42.5 million, compared to US$ 67.7 million net income for the 9M22.
  Buenaventura recorded US$ 51.3 million in Depreciation and Amortization for the 3Q23: US$ 17.6 million was due to deferred stripping related to the final open pit expansion works, which was completely mined in September 2023, when mining activities at Colquijirca’s Tajo Norte mine were suspended.
  Buenaventura's 9M23 consolidated copper production increased 35% YoY. Zinc production decreased by 65% YoY, lead decreased by 61% YoY, silver decreased by 19% YoY, and gold decreased by 17% YoY.
  Buenaventura's cash position reached US$ 221.8 million and net debt decreased to US$ 493.7 million with an average maturity of 2.7 years by quarter’s end, September 30, 2023.
  3Q23 capital expenditures were US$ 59.8 million, compared to US$ 37.2 million for the same period in 2022. 9M23 capital expenditures reached US$ 145.7 million, compared to US$ 93.2 million in 9M22, and includes US$ 46.5 million related to the San Gabriel Project and US$ 31.4 million related to the Yumpag Project.
  The Yumpag project’s Environmental Impact Assessment (EIA) was approved on September 7, 2023. The Company promptly submitted a request to the Peruvian Ministry of Energy and Mines to obtain the necessary authorizations to initiate the deposit’s exploitation. However, 4Q23 targeted production initiation remains unchanged, as resumed activities at the Uchucchacua processing plant also enables Buenaventura to perform metallurgical tests for up to 124,600 tons of ore from the Yumpag project’s pilot stope.
  Cerro Verde paid a total dividend of US$ 250 million on August 3, 2023. Buenaventura received US$ 49.0 million relative to its stake in Cerro Verde.

Financial Highlights (in millions of US$, except EPS figures):

	3Q23	3Q22	Var %	9M23	9M22	Var %
Total Revenues	211.3	195.4	8%	570.0	578.4	-1%
Operating Income	-29.5	-20.0	48%	-39.0	-52.0	-25%
EBITDA Direct Operations (1)	53.3	22.2	N.A.	121.9	96.3	27%
EBITDA Including Affiliates (1)	152.7	78.2	95%	418.5	369.8	13%
Net Income (2)	-28.0	-19.8	42%	29.6	548.5	-95%
EPS (3)	-0.11	-0.08	42%	0.12	2.16	-95%
(1)	Does not include US$ 300 million from the sale of Buenaventura’s stake in Yanacocha.
(2)	Net Income attributable to owners of the parent
(3)	As of September 30, 2023, Buenaventura had a weighted average number of shares outstanding of 253,986,867.

Operating Revenues

3Q23 net sales were US$ 211.3 million, compared to US$ 195.4 million in 3Q22; a year-on-year increase resulting from improved copper volume sold.

The Company recorded a negative US$ 15.3 million provisional price adjustment for the accumulated first nine months of 2023. This is comprised of US$ 13.7 million in fair value of accounts receivables and US$ 1.5 million in adjustments to prior period liquidations. This compares to a negative US$ 40.4 million adjustment for the accumulated first nine months of 2022.

Operating Highlights	3Q23	3Q22	Var %	9M23	9M22	Var %
Net Sales (millions of US$)	211.3	195.4	8%	570.0	577.1	-1%
Average Gold Price (US$/oz.) Direct Operations (1) (2)	1,921	1,678	14%	1,927	1,794	7%
Average Gold Price (US$/oz.) incl. Associated (2) (3)	1,917	1,677	14%	1,925	1,794	7%
Average Silver Price (US$/oz.) (2)	25.67	17.33	48%	24.30	21.32	14%
Average Lead Price (US$/MT) (2)	2,225	1,713	30%	2,030	2,093	-3%
Average Zinc Price (US$/MT) (2)	1,762	3,412	-48%	2,152	3,983	-46%
Average Copper Price (US$/MT) (2)	8,291	7,261	14%	8,689	8,685	0%
Volume Sold	3Q23	3Q22	Var %	9M23	9M22	Var %
Gold Oz Direct Operations (1)	33,265	45,807	-27%	102,700	123,692	-17%
Gold Oz incl. Associated (3)	41,780	54,399	-23%	117,239	148,778	-21%
Silver Oz	1,743,629	1,954,000	-11%	4,666,199	5,655,367	-17%
Lead MT	1,269	4,129	-69%	4,799	12,530	-62%
Zinc MT	3,029	8,061	-62%	8,324	24,871	-67%
Copper MT	17,802	11,449	55%	41,940	31,512	33%
(1)	Buenaventura Consolidated figure includes 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.
(2)	The realized price takes into account the adjustments of quotational periods.
(3)	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of El Brocal and 40.095% of Coimolache.

Production and Operating Costs

Buenaventura’s 3Q23 equity gold production was 43,449 ounces, compared to 55,837 ounces produced in 3Q22, primarily due to decreased production at Tambomayo and La Zanja. 3Q23 silver production decreased by 12% primarily due to Julcani and Tambomayo performance. 3Q23 lead and zinc production decreased by 66% and 62%, respectively, due to decreased production at Tambomayo and El Brocal. The Company’s 3Q23 equity copper production was 34,168 MT, compared to 28,909 MT produced in 3Q22, due to increased production at El Brocal and Cerro Verde.

Equity Production	3Q23	3Q22	Var %	9M23	9M22	Var %
Gold Oz Direct Operations(1)	33,978	47,057	-28%	105,930	128,131	-17%
Gold Oz including Associated(2) Companies	43,449	55,837	-22%	121,884	152,726	-20%
Silver Oz Direct Operations(1)	1,472,907	1,664,600	-12%	3,984,040	5,034,531	-21%
Lead MT Direct Operations(1)	1,279	3,738	-66%	4,575	11,628	-61%
Zinc MT Direct Operations(1)	2,663	6,937	-62%	7,706	22,336	-66%
Copper MT Direct Operations(1)	11,565	7,438	55%	27,200	20,152	35%
Copper MT including Associated Companies(3)	34,168	28,909	18%	94,336	84,065	12%

Consolidated Production	3Q23	3Q22	Var %	9M23	9M22	Var %
Gold Oz(4)	36,228	49,789	-27%	111,574	134,261	-17%
Silver Oz(4)	1,933,025	1,906,679	1%	4,857,709	5,996,245	-19%
Lead MT(4)	1,620	4,340	-63%	5,408	13,698	-61%
Zinc MT(4)	3,762	9,129	-59%	10,275	29,511	-65%
Copper MT(4)	18,826	12,108	55%	44,277	32,805	35%
(1)	Buenaventura’s Direct Operations includes 100% of Buenaventura’s operating units, 100% of La Zanja and 61.43% of El Brocal.
(2)	Based on 100% of Buenaventura´s operating units, 100% of La Zanja, 61.43% of El Brocal and 40.095% of Coimolache.
(3)	Based on 100% of Buenaventura´s operating units, 61.43% of El Brocal and 19.58% of Cerro Verde.
(4)	Based on 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal

Tambomayo (100% owned by Buenaventura)

Production
		3Q23	3Q22	Var %	9M23	9M22	Var %
Gold	Oz	8,127	13,755	-41%	29,623	41,973	-29%
Silver	Oz	301,963	546,256	-45%	1,237,001	1,399,472	-12%

Cost Applicable to Sales
		3Q23	3Q22	Var %	9M23	9M22	Var %
Gold	US$/Oz	1,891	982	93%	1,357	978	39%

Tambomayo 3Q23 gold production decreased 41% year on year aligned with the Company’s mine plan for this asset, while silver production decreased 45% year on year and by 12% for the first nine months of 2023 compared to the same period of 2022 due to lower than planned mining rate within the mine's upper zone, which required more extensive rehabilitation to enable access to high-grade ore. Cost Applicable to Sales (CAS) increased to 1,891 US$/Oz in 3Q23 from 982 US$/Oz in 3Q22. This increase was primarily due to decreased volume sold in 3Q23.

Orcopampa (100% owned by Buenaventura)

Production
		3Q23	3Q22	Var %	9M23	9M22	Var %
Gold	Oz	20,576	20,164	2%	60,547	56,944	6%
Silver	Oz	7,168	8,247	-13%	22,028	23,437	-6%

Cost Applicable to Sales
		3Q23	3Q22	Var %	9M23	9M22	Var %
Gold	US$/Oz	970	803	21%	973	911	7%

3Q23 gold production was in line with 3Q22 and with the planned mining sequence. Cost Applicable to Sales (CAS) increased to 970 US$/Oz in 3Q23, compared to 803 US$/Oz in 3Q22, primarily due to lower gold grades in 2023 compared to 2022.

La Zanja (100% owned by Buenaventura)

Production
		3Q23	3Q22	Var %	9M23	9M22	Var %
Gold	Oz	1,692	8,786	-81%	6,772	19,452	-65%
Silver	Oz	3,681	31,665	-88%	15,633	85,347	-82%

Cost Applicable to Sales
		3Q23	3Q22	Var %	9M23	9M22	Var %
Gold	US$/Oz	1,140	1,892	-40%	1,679	1,914	-12%

3Q23 gold production decreased by 81% year on year, in line with 2023 estimates, as mining and ore stockpiling was suspended in 4Q22. 3Q23 Cost Applicable to Sales (CAS) was 1,140 US$/Oz, a decrease from 1,892 US$/Oz gold production in 3Q22 as only pad leaching and water treatment are being performed at the property, as well as exploration.

Coimolache (40.10% owned by Buenaventura)

Production
		3Q23	3Q22	Var %	9M23	9M22	Var %
Gold	Oz	23,621	21,899	8%	39,789	61,341	-35%
Silver	Oz	87,185	76,133	15%	176,755	228,832	-23%

Cost Applicable to Sales
		3Q23	3Q22	Var %	9M23	9M22	Var %
Gold	US$/Oz	1,083	1,710	-37%	1,711	1,288	33%

Coimolache 3Q23 gold production increased by 8% year-over-year, due to increased treated ore, higher gold grades and accelerated gold extraction from the leach pad. Cost Applicable to Sales (CAS) therefore decreased to 1,083 US$/Oz in 3Q23, from 1,710 US$/Oz in 3Q22.

Uchucchacua (100% owned by Buenaventura)

Production
		3Q23	3Q22	Var %	9M23	9M22	Var %
Silver	Oz	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Zinc	MT	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Lead	MT	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.

Cost Applicable to Sales
		3Q23	3Q22	Var %	9M23	9M22	Var %
Silver	US$/Oz	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.

Buenaventura submitted Uchucchacua’s updated mine plan to the Peruvian Ministry of Energy and Mines on August 28, 2023. Buenaventura initiated a short ore processing campaign at the processing plant, ensuring plant operational readiness to process ore from Uchucchacua and Yumpag during the 4Q23. Exploration and mine development progressed as scheduled during 3Q23.

The Yumpag project’s Environmental Impact Assessment (EIA) was approved on September 7, 2023. The Company promptly submitted a request to the Peruvian Ministry of Energy and Mines to obtain the necessary authorizations to initiate the deposit’s exploitation. 4Q23 targeted production initiation remains unchanged, as resumed activities at the Uchucchacua processing plant also enables Buenaventura to perform metallurgical tests for up to 124,600 tons of ore from the Yumpag project’s pilot stope.

Yumpag’s ore concentrates will be processed at the Rio Seco plant to reduce manganese content. The Rio Seco plant is scheduled to resume operations in November 2023.

Julcani (100% owned by Buenaventura)

Production
		3Q23	3Q22	Var %	9M23	9M22	Var %
Silver	Oz	427,269	692,876	-38%	1,317,895	1,994,565	-34%

Cost Applicable to Sales
		3Q23	3Q22	Var %	9M23	9M22	Var %
Silver	US$/Oz	26.09	13.80	89%	22.40	14.55	54%

3Q23 silver production decreased 38% year on year primarily due to a negative geology reconciliation with decreased treated ore. 3Q23 Cost Applicable to Sales (CAS) was 26.09 US$/Oz, compared to 13.80 US$/Oz in 2Q22; an 89% year on year increase due to decreased volume sold.

Exploration and development of Julcani’s Rosario sector at 610 level began during 3Q23. This new zone includes gold and copper which Buenaventura will begin processing during the fourth quarter 2023. The Company will also submit a related reserves and resources analysis by year end 2023.

El Brocal (61.43% owned by Buenaventura)

Production
		3Q23	3Q22	Var %	9M23	9M22	Var %
Copper	MT	18,826	12,108	55%	44,277	32,805	35%
Zinc	MT	2,849	5,683	-50%	6,661	18,601	-64%
Silver	Oz	1,192,944	627,635	90%	2,265,152	2,493,424	-9%

Cost Applicable to Sales
		3Q23	3Q22	Var %	9M23	9M22	Var %
Copper	US$/MT	6,029	6,690	-10%	6,290	6,676	-6%
Zinc	US$/MT	1,924	2,698	-29%	1,859	2,931	-37%

El Brocal 3Q23 copper production increased by 55% year on year as underground mine production ramp-up continued ahead of expectations during the quarter. Transitional ore from the open pit also had a higher than estimated copper content with improved metallurgical recovery. Buenaventura maintains its targeted underground mine 10,000 tpd exploitation rate for 4Q23.

3Q23 silver production increased by 90% year on year in line with the 2023 planned mining sequence.

3Q23 zinc production decreased by 50% year on year as part as the planned transition to copper from polymetallic ore. On October 3, 2023, Buenaventura submitted a notice to the Peruvian Ministry of Energy and Mines (MINEM) for the temporary suspension of mining activities at Colquijirca’s Tajo Norte mine for up to three years due to approval delay of Colquijirca’s Modification of Environmental Impact Assessment. Buenaventura expects to now process 100% of the El Brocal lead and zinc inventories by year end 2023 with the remaining open pit copper inventories expected in 1Q24. In the 4Q23, the company will recognize the deferred stripping costs associated with lead and zinc inventories, which are expected to be in line with the amortization reported in the 3Q23.

2Q23 Copper Cost Applicable to Sales (CAS) decreased by 10% year on year due to increased volume sold.

Share in Associated Companies

Buenaventura’s share in associated companies was US$ 46.4 million in 3Q23, compared with US$ 20.4 million in 3Q22, comprised of:

Share in Associates’ Results (in US$ millions)	3Q23	3Q22	Var %	9M23	9M22	Var %
Cerro Verde	44.4	20.7	N.A.	122.3	120.1	2%
Coimolache	2.5	-0.2	N.A.	-7.7	0.3	N.A.
Other minor	-0.5	0.0	N.A.	-1.2	-2.2	-45%
Total	46.4	20.4	N.A.	113.4	118.1	-4%

CERRO VERDE (19.58% owned by Buenaventura)

3Q23 copper production was 115,441 MT, 22,603 MT of which is attributable to Buenaventura; a 5% increase as compared to 109,655 MT produced in 3Q22, 21,471 MT of which was attributable to Buenaventura.

Cerro Verde reported US$ 225.5 million net income in 3Q23, compared to US$ 105.5 million net income in 3Q22. This is primarily due to a 40% year on year net sales increase, primarily due to a higher average realized copper price of US$ 3.77 per pound in the third quarter of 2023, compared to US$ 3.14 per pound in the third quarter of 2022, as well as an 11% increase in volume of copper sold. This increase was partially offset by a year-on-year cost of sales increase due to an inventory variation, and higher tax paid during the quarter.

3Q23 Cerro Verde capital expenditures were US$ 70.8 million.

COIMOLACHE (40.10% owned by Buenaventura)

Coimolache reported US$ 6.6 million in 3Q23 net income, compared to US$ 1.0 million net loss in 3Q22.

SAN GABRIEL Project

3Q23 and 9M23 capital expenditures was US$ 22.4 million and US$ 46.5 million, respectively, primarily related to earthworks and construction-related water dam excavation. The Company has also invested an additional US$ 40.0 million in the project as advance payment for equipment manufacturing, primarily related to the processing plant. This amount is reported within Buenaventura’s financial statements as accounts receivable and will be reclassified as CAPEX once the equipment arrives at the project.

The underground mining tender process was completed during 3Q23. Personnel hiring and mobilization is in progress, and contractors will begin field works during 4Q23.

Item	Description	Progress as of:
		1Q23	2Q23	3Q23
1	Engineering	66%	81%	90%
2	Procurement	85%	85%	89%
3	Construction	3%	7%	14%
4	Commissioning	0%	0%	0%
	Total	15%	23%	28%

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, La Zanja*, El Brocal and Coimolache).

The Company owns 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer (a partnership with Freeport-McMorRan Inc. and Sumitomo Corporation).

For a printed version of the Company’s 2022 Form 20-F, please contact the investor relations contacts on page 1 of this report or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release and related conference call contain, in addition to historical information, forward-looking statements including statements related to the Company’s ability to manage its business and liquidity during and after the COVID-19 pandemic, the impact of the COVID-19 pandemic on the Company’s results of operations, including net revenues, earnings and cash flows, the Company’s ability to reduce costs and capital spending in response to the COVID-19 pandemic if needed, the Company’s balance sheet, liquidity and inventory position throughout and following the COVID-19 pandemic, the Company’s prospects for financial performance, growth and achievement of its long-term growth algorithm following the COVID-19 pandemic, future dividends and share repurchases.

This press release may also contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**

APPENDIX 1

Equity Participation in Subsidiaries and Associates (as of September 30, 2023)
	BVN	Operating
	Equity %	Mines / Business
El Molle Verde S.A.C*	100.00	Trapiche Project
Minera La Zanja S.A*	100.00	La Zanja
Sociedad Minera El Brocal S.A.A*	61.43	Colquijirca and Marcapunta
Compañía Minera Coimolache S.A**	40.10	Tantahuatay
Sociedad Minera Cerro Verde S.A.A**	19.58	Cerro Verde
Processadora Industrial Rio Seco S.A*	100.00	Rio Seco chemical plant
Consorcio Energético de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical plant
(*) Consolidated (**) Equity Accounting

APPENDIX 2

Gold Production
Mining Unit	Operating Results	Unit	3Q23	3Q22	△%	9M23	9M22	△ %
Underground
Tambomayo	Ore Milled	DMT	143,469	161,764	-11%	435,103	468,323	-7%
	Ore Grade	Gr/MT	2.22	3.00	-26%	2.57	3.17	-19%
	Recovery Rate	%	79.35	88.26	-10%	82.08	87.97	-7%
	Ounces Produced	Oz	8,127	13,755	-41%	29,623	41,973	-29%
Orcopampa	Ore Milled	DMT	74,026	63,736	16%	213,474	180,342	18%
	Ore Grade	Gr/MT	8.96	10.16	-12%	9.19	10.00	-8%
	Recovery Rate	%	96.48	96.90	0%	96.01	98.17	-2%
	Ounces Produced*	Oz	20,576	20,164	2%	60,547	56,944	6%
Marcapunta	Ore Milled	DMT	776,985	794,447	-2%	2,465,994	2,174,456	13%
	Ore Grade	Gr/MT	0.88	0.70	25%	0.64	0.65	-2%
	Recovery Rate	%	24.86	38.72	-36%	28.09	34.02	-17%
	Ounces Produced*	Oz	5,431	7,085	-23%	13,970	15,711	-11%
Open Pit
La Zanja	Ounces Produced	Oz	1,692	8,786	-81%	6,772	19,452	-65%
Tajo Norte Cu - Ag	Ounces Produced	Oz	402	-	N.A.	661	181	N.A.
Coimolache	Ounces Produced	Oz	23,621	21,899	8%	39,789	61,341	-35%

Silver Production
Mining Unit	Operating Results	Unit	3Q23	3Q22	△%	9M23	9M22	△ %
Underground
Tambomayo	Ore Milled	DMT	143,469	161,764	-11%	435,103	468,323	-7%
	Ore Grade	Oz/MT	2.55	3.54	-28%	3.29	3.13	5%
	Recovery Rate	%	82.04	96.43	-15%	85.84	95.54	-10%
	Ounces Produced	Oz	301,963	546,256	-45%	1,237,001	1,399,472	-12%
Orcopampa	Ore Milled	DMT	74,026	63,736	16%	213,474	180,342	18%
	Ore Grade	Oz/MT	0.13	0.17	-27%	0.14	0.18	-23%
	Recovery Rate	%	75.79	73.54	3%	74.27	72.54	2%
	Ounces Produced	Oz	7,168	8,247	-13%	22,028	23,437	-6%
Uchucchacua	Ore Milled	DMT	-	-	N.A.	-	-	N.A.
	Ore Grade	Oz/MT	-	-	N.A.	-	-	N.A.
	Recovery Rate	%	-	-	N.A.	-	-	N.A.
	Ounces Produced	Oz	-	-	N.A.	-	-	N.A.
Julcani	Ore Milled	DMT	31,268	34,691	-10%	87,663	98,294	-11%
	Ore Grade	Oz/MT	14.25	20.36	-30%	15.63	20.66	-24%
	Recovery Rate	%	95.81	98.10	-2%	96.04	98.22	-2%
	Ounces Produced*	Oz	427,269	692,876	-38%	1,317,895	1,994,565	-34%
Marcapunta	Ore Milled	DMT	776,985	794,447	-2%	2,465,994	2,174,456	13%
	Ore Grade	Oz/MT	0.94	0.98	-4%	0.91	0.88	3%
	Recovery Rate	%	58.70	55.65	5%	56.15	53.28	5%
	Ounces Produced	Oz	428,293	442,811	-3%	1,259,899	1,036,547	22%
Open Pit
Tajo Norte Cu - Ag	Ore Milled	DMT	354,994	-	N.A.	478,455	156,342	N.A.
	Ore Grade	Oz/MT	2.58	-	N.A.	2.24	2.15	4%
	Recovery Rate	%	56.71	-	N.A.	55.51	53.45	4%
	Ounces Produced	Oz	601,473	-	N.A.	682,291	178,769	N.A.
Tajo Norte Pb - Zn	Ore Milled	DMT	162,367	425,835	-62%	366,699	1,486,286	-75%
	Ore Grade	Oz/MT	1.97	0.84	N.A.	1.56	1.61	-3%
	Recovery Rate	%	51.94	69.56	-25%	58.92	58.29	1%
	Ounces Produced	Oz	163,178	370,460	-56%	322,962	1,463,744	-78%
La Zanja	Ounces Produced	Oz	3,681	31,665	-88%	15,633	85,347	-82%
Coimolache	Ounces Produced	Oz	87,185	76,133	15%	176,755	228,832	-23%

Lead Production
Mining Unit	Operating Results	Unit	3Q23	3Q22	△%	9M23	9M22	△ %
Underground
Tambomayo	Ore Milled	DMT	143,469	161,764	-11%	435,103	468,323	-7%
	Ore Grade	%	0.57	1.81	-69%	0.77	1.87	-59%
	Recovery Rate	%	75.05	90.25	-17%	83.41	90.82	-8%
	MT Produced	MT	603	2,639	-77%	2,851	7,970	-64%
Uchucchacua	Ore Milled	DMT	-	-	N.A.	-	-	N.A.
	Ore Grade	%	-	-	N.A.	-	-	N.A.
	Recovery Rate	%	-	-	N.A.	-	-	N.A.
	MT Produced	MT	-	-	N.A.	-	-	N.A.
Julcani	Ore Milled	DMT	31,268	34,691	-10%	87,663	98,294	-11%
	Ore Grade	%	0.48	0.44	8%	0.51	0.40	26%
	Recovery Rate	%	88.79	91.04	-2%	88.95	91.46	-3%
	Ounces Produced*	MT	132	140	-5%	398	363	9%
Open Pit
Tajo Norte Pb - Zn	Ore Milled	DMT	162,367	425,835	-62%	366,699	1,486,286	-75%
	Ore Grade	%	1.63	1.04	57%	1.49	0.96	55%
	Recovery Rate	%	34.08	41.61	-18%	40.22	39.51	2%
	MT Produced	MT	885	1,781	-50%	2,160	5,584	-61%

Zinc Production
Mining Unit	Operating Results	Unit	3Q23	3Q22	△%	9M23	9M22	△ %
Underground
Tambomayo	Ore Milled	DMT	143,469	161,764	-11%	435,103	468,323	-7%
	Ore Grade	%	0.87	2.44	-64%	1.06	2.61	-59%
	Recovery Rate	%	71.98	87.43	-18%	77.50	89.41	-13%
	MT Produced	MT	913	3,446	-74%	3,614	10,910	-67%
Uchucchacua	Ore Milled	DMT	-	-	N.A.	-	-	N.A.
	Ore Grade	%	-	-	N.A.	-	-	N.A.
	Recovery Rate	%	-	-	N.A.	-	-	N.A.
	MT Produced	MT	-	-	N.A.	-	-	N.A.
Open Pit
Tajo Norte Pb - Zn	Ore Milled	DMT	162,367	425,835	-62%	366,699	1,486,286	-75%
	Ore Grade	%	4.09	2.66	54%	3.61	2.44	48%
	Recovery Rate	%	42.97	59.70	-28%	51.87	53.20	-2%
	MT Produced	MT	2,849	6,403	-56%	6,661	19,321	-66%

Copper Production
Mining Unit	Operating Results	Unit	3Q23	3Q22	△%	9M23	9M22	△ %
Underground
Marcapunta	Ore Milled	DMT	776,985	794,447	-2%	2,465,994	2,174,456	13%
	Ore Grade	%	1.75	1.78	-2%	1.70	1.72	-1%
	Recovery Rate	%	84.71	85.60	-1%	85.57	84.99	1%
	MT Produced	MT	11,501	12,108	-5%	35,891	31,709	13%
Tajo Norte Cu - Ag	Ore Milled	DMT	354,994	-	N.A.	478,455	156,342	N.A.
	Ore Grade	%	2.86	-	N.A.	2.49	1.13	N.A.
	Recovery Rate	%	59.71	-	N.A.	59.89	61.97	-3%
	MT Produced	MT	7,325	-	N.A.	8,387	1,096	N.A.

APPENDIX 3: Adjusted EBITDA Reconciliation (in thousand US$)

	3Q23	3Q22	9M23	9M22
Net Income	-24,498	-22,487	42,953	547,593
Add / Subtract:	77,758	44,733	78,961	-151,322
Income from sale of investment in Yanacocha	0	0	-	300,000
Depreciation and Amortization in cost of sales	51,264	41,477	121,816	131,531
Provision (credit) for income tax, net	-1,264	-16,296	-2,070	-35,198
Interest expense	13,381	12,641	43,455	42,092
Loss (gain) on currency exchange difference	31,176	27,961	-3,450	3,086
Provision of bonuses and compensations	4,447	7,260	10,391	11,964
Loss (gain) from discontinued operations	167	-62	-439	-479,869
Workers' participation provision	2,899	-2,666	4,691	271
Depreciation and amortization in administration expenses	651	600	1,943	1,816
Depreciation and Amortization in other, net	30	25	79	76
Provision (reversal) for contingencies	-240	1,960	-5,534	3,805
Share in associated companies by the equity method, net	-46,375	-20,442	-113,368	-118,149
Write-off of fixed assets	632	4	870	322
Impairment (reversal) of inventories	23,112	-6,392	26,650	-1,508
Interest income	-2,122	-1,337	-6,073	-11,561
EBITDA Buenaventura Direct Operations	53,260	22,246	121,914	396,271
EBITDA Cerro Verde (19.58%)	95,953	52,321	296,566	261,100
EBITDA Coimolache (40.095%)	3,528	3,667	-3	12,392
EBITDA Buenaventura + All Associates	152,741	78,235	418,477	669,763

*Cerro Verde’s EBITDA accounts for D&A related to the capitalization of the stripping.

Note:

EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including associated companies) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (2) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the associated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities.

APPENDIX 4: COST APPLICABLE TO SALES RECONCILIATION

Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold

Cost applicable to sales consists of cost of sales, excluding depreciation and amortization, plus selling expenses. Cost applicable to sales per unit sold for each mine consists of cost applicable to sales for a particular metal produced at a given mine divided by the volume of such metal produced at such mine in the specified period. We note that cost applicable to sales is not directly comparable to the cash operating cost figures disclosed in previously furnished earnings releases.

Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS, as indicators of our operating performance. Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.

Operations’ Cost applicable to sales does not include operating cost for those months during which Buenaventura’s operations were suspended due to COVID-19, as these have been classified as “Unabsorbed costs due to production stoppage” within the financial statements.

The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the three and twelve months ended December 31, 2022 and 2021 and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units. The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the three and twelve months ended December 31, 2021 and 2022 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in units in operations (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and consolidated Exploration in units in operations expenses, respectively, set forth below.

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the 3 months ended September 30		For the 9 months ended September 30
	2023	2022	2023	2022
	(in thousands of US$)
Consolidated Cost of sales excluding depreciation and amortization	136,195	118,419	342,171	337,503
Add:
Consolidated Exploration in units in operation	12,418	20,708	39,051	53,629
Consolidated Commercial deductions	51,260	42,039	134,651	137,887
Consolidated Selling expenses	4,277	5,854	12,745	15,490
Consolidated Cost applicable to sales	204,150	187,020	528,618	544,509

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization
(by mine and mineral) to consolidated Cost of sales:

	For the 3 months ended September 30		For the 9 months ended September 30
	2023	2022	2023	2022
Cost of sales by mine and mineral	(in thousands of US$)
Julcani, Gold	71	43	123	12
Julcani, Silver	7,761	6,843	21,670	20,965
Julcani, Lead	181	130	513	302
Julcani, Copper	99	68	296	211
Orcopampa, Gold	17,987	12,207	52,819	41,227
Orcopampa, Silver	69	51	195	233
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	0	0	0
Uchucchacua, Silver	0	0	0	0
Uchucchacua, Lead	0	0	0	0
Uchucchacua, Zinc	0	0	0	0
Tambomayo, Gold	11,899	8,430	29,626	25,782
Tambomayo, Silver	5,758	3,434	15,406	9,584
Tambomayo, Zinc	1,020	1,757	2,982	14,353
Tambomayo, Lead	0	4,578	2,979	6,034
La Zanja, Gold	1,909	14,961	11,009	33,201
La Zanja, Silver	112	647	597	1,771
El Brocal, Gold	3,367	5,089	7,489	8,531
El Brocal, Silver	10,936	6,818	19,045	21,345
El Brocal, Lead	610	1,523	1,654	4,541
El Brocal, Zinc	2,485	9,404	5,428	27,179
El Brocal, Copper	66,626	47,037	153,802	119,290
Non Mining Units	5,305	-4,601	16,538	2,942
Consolidated Cost of sales, excluding depreciation and amortization	136,195	118,419	342,171	337,503

Set forth below is a reconciliation of Exploration expenses in units in operation (by mine and mineral) to consolidated Exploration expenses in mining units:

	For the 3 months ended September 30		For the 9 months ended September 30
	2023	2022	2023	2022
Exploration expenses in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	16	11	28	3
Julcani, Silver	1,793	1,716	4,937	4,781
Julcani, Lead	42	33	117	69
Julcani, Copper	23	17	67	48
Orcopampa, Gold	1,434	3,328	4,697	9,499
Orcopampa, Silver	6	14	17	54
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	0	0	0
Uchucchacua, Silver	6,661	6,536	20,592	15,531
Uchucchacua, Lead	0	0	0	-182
Uchucchacua, Zinc	0	0	0	0
Tambomayo, Gold	459	1,424	1,304	3,694
Tambomayo, Silver	222	580	678	1,373
Tambomayo, Lead	39	297	131	865
Tambomayo, Zinc	0	774	131	2,057
La Zanja, Gold	103	1,056	415	2,454
La Zanja, Silver	6	46	23	131
El Brocal, Gold	65	355	236	625
El Brocal, Silver	210	476	601	1,564
El Brocal, Lead	12	106	52	333
El Brocal, Zinc	48	656	171	1,991
El Brocal, Copper	1,280	3,282	4,853	8,739
Non Mining Units	0	0	0	0
Consolidated Exploration expenses in units in operation	12,418	20,708	39,051	53,629

Set forth below is a reconciliation of Commercial Deductions in units in operation (by mine and mineral)
to consolidated Commercial deductions:

	For the 3 months ended September 30		For the 9 months ended September 30
	2023	2022	2023	2022
Commercial Deductions in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	4	2	7	-6
Julcani, Silver	549	352	1,273	1,496
Julcani, Lead	12	6	29	22
Julcani, Copper	6	4	16	13
Orcopampa, Gold	215	217	826	608
Orcopampa, Silver	1	0	0	13
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	0	0	0
Uchucchacua, Silver	753	1,340	3,299	1,837
Uchucchacua, Lead	0	12	0	7
Uchucchacua, Zinc	0	0	0	272
Tambomayo, Gold	1,274	1,414	4,071	4,998
Tambomayo, Silver	685	738	2,355	2,439
Tambomayo, Lead	70	285	351	1,128
Tambomayo, Zinc	301	3,027	1,756	11,282
La Zanja, Gold	6	131	86	211
La Zanja, Silver	3	23	9	28
El Brocal, Gold	2,114	2,607	5,025	5,561
El Brocal, Silver	5,888	3,229	11,634	12,325
El Brocal, Lead	193	719	608	2,328
El Brocal, Zinc	1,906	3,672	4,379	16,214
El Brocal, Copper	37,280	24,260	98,928	77,110
Non Mining Units	0	0	0	0
Consolidated Commercial deductions in units in operation	51,260	42,039	134,651	137,887

Set forth below is a reconciliation of Selling expenses (by mine and mineral) to consolidated
Selling expenses:

	For the 3 months ended September 30		For the 9 months ended September 30
	2023	2022	2023	2022
Selling expenses by mine and mineral	(in thousands of US$)
Julcani, Gold	0	0	1	0
Julcani, Silver	43	71	156	307
Julcani, Lead	1	1	4	4
Julcani, Copper	1	1	2	3
Orcopampa, Gold	202	150	512	443
Orcopampa, Silver	1	1	2	3
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	0	0	0
Uchucchacua, Silver	600	1,084	2,203	2,472
Uchucchacua, Lead	0	0	0	-29
Uchucchacua, Zinc	0	0	0	0
Tambomayo, Gold	400	665	1,175	1,966
Tambomayo, Silver	194	271	611	731
Tambomayo, Lead	34	139	118	460
Tambomayo, Zinc	0	361	118	1,095
La Zanja, Gold	11	74	46	126
La Zanja, Silver	1	3	3	7
El Brocal, Gold	103	205	286	339
El Brocal, Silver	336	274	728	849
El Brocal, Lead	19	61	63	181
El Brocal, Zinc	76	378	208	1,082
El Brocal, Copper	2,045	1,892	5,882	4,747
Non Mining Units	210	222	626	703
Consolidated Selling expenses	4,277	5,854	12,745	15,490

	JULCANI													JULCANI
	3Q 2023						3Q 2022							9M 2023						9M 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL		GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	71	7,761	181	-	99	8,112	43	6,843	130	-	68	7,084	Cost of Sales (without D&A) (US$000)	123	21,670	513	-	296	22,602	12	20,965	302	-	211	21,490
Add:													Add:
Exploration Expenses (US$000)	16	1,793	42	-	23	1,874	11	1,716	33	-	17	1,777	Exploration Expenses (US$000)	28	4,937	117	-	67	5,149	3	4,781	69	-	48	4,901
Commercial Deductions (US$000)	4	549	12	-	6	571	2	352	6	-	4	364	Commercial Deductions (US$000)	7	1,273	29	-	16	1,325	-6	1,496	22	-	13	1,526
Selling Expenses (US$000)	0	43.05	1.00	-	1	45	0	71	1	-	1	74	Selling Expenses (US$000)	1	156	4	-	2	163	0	307	4	-	3	315
Cost Applicable to Sales (US$000)	92	10,145	236	-	129	10,602	57	8,983	170	-	89	9,299	Cost Applicable to Sales (US$000)	158	28,036	663	-	382	29,239	9	27,550	397	-	275	28,232
Divide:													Divide:
Volume Sold	51	388,854	107	-	16	Not Applicable	39	651,077	112	-	18	Not Applicable	Volume Sold	90	1,251,585	339	-	50	Not Applicable	79	1,893,014	280	-	48	No Aplicable
CAS	1,791	26.09	2,196	-	8,019	Not Applicable	1,457	13.80	1,521	-	5,024	Not Applicable	CAS	1,759	22.40	1,955	-	7,637	No Applicable	120	14.55	1,417	-	5,737	No Applicable

	ORCOPAMPA													ORCOPAMPA
	3Q 2023						3Q 2022							9M 2023						9M 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL		GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	17,987	69	-	-	-	18,056	12,207	51	-	-	-	12,258	Cost of Sales (without D&A) (US$000)	52,819	195	-	-	-	53,014	41,227	233	-	-	-	41,460
Add:					-								Add:
Exploration Expenses (US$000)	1,434	6	-	-	-	1,440	3,328	14	-	-	-	3,342	Exploration Expenses (US$000)	4,697	17	-	-	-	4,714	9,499	54	-	-	-	9,553
Commercial Deductions (US$000)	215	1	-	-	-	216	217	0	-	-	-	217	Commercial Deductions (US$000)	826	0	-	-	-	826	608	13	-	-	-	621
Selling Expenses (US$000)	202	1	-	-	-	203	150	1	-	-	-	151	Selling Expenses (US$000)	512	2	-	-	-	514	443	3	-	-	-	446
Cost Applicable to Sales (US$000)	19,839	76	-	-	-	19,915	15,903	65	-	-	-	15,968	Cost Applicable to Sales (US$000)	58,854	214	-	-	-	59,068	51,777	303	-	-	-	52,080
Divide:													Divide:
Volume Sold	20,460	6,710	-	-	-	Not Applicable	19,814	7,715	-	-	-	Not Applicable	Volume Sold	60,504	19,432	-	-	-	Not Applicable	56,840	27,054	-	-	-	Not Applicable
CAS	970	11.34	-	-	-	Not Applicable	803	8.48	-	-	-	Not Applicable	CAS	973	11.01	-	-	-	No Applicable	911	11.19	-	-	-	No Applicable

	UCHUCCHACUA													UCHUCCHACUA
	3Q 2023						3Q 2022							9M 2023						9M 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL		GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	-	-	-	-	-	-	-	Cost of Sales (without D&A) (US$000)	-	-	-	-	-	-	-	-	-	-	-	-
Add:													Add:
Exploration Expenses (US$000)	-	6,661	-	-	-	6,661	-	6,536	-	-	-	6,536	Exploration Expenses (US$000)	-	20,592	-	-	-	20,592	-	15,531	-182	-	-	15,349
Commercial Deductions (US$000)	-	753	-	-	-	753	-	1,340	12	-	-	1,352	Commercial Deductions (US$000)	-	3,299	-	-	-	3,299	-	1,837	7	272	-	2,116
Selling Expenses (US$000)	-	600	-	-	-	600	-	1,084	-	-	-	1,084	Selling Expenses (US$000)	-	2,203	-	-	-	2,203	-	2,472	-29	-	-	2,443
Cost Applicable to Sales (US$000)	-	8,014	-	-	-	8,014	-	8,960	12	-	-	8,972	Cost Applicable to Sales (US$000)	-	26,094	-	-	-	26,094	-	19,840	-204	272	-	19,908
Divide:	-						-						Divide:
Volume Sold		85,499	-	-	-	Not Applicable	-	150,426	-	-	-	Not Applicable	Volume Sold	-	366,778	-	-	-	Not Applicable	-	308,844	18	-	-	Not Applicable
CAS	-	93.74	-	-	-	No Applicable	-	59.56	-	-	-	No Applicable	CAS	-	71.15	-	-	-	No Applicable	-	64.24	-	-	-	No Applicable

	TAMBOMAYO													TAMBOMAYO
	3Q 2023						3Q 2022							9M 2023						9M 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL		GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	11,899	5,758	1,020	-	-	18,677	8,430	3,434	1,757	4,578	-	18,198	Cost of Sales (without D&A) (US$000)	29,626	15,406	2,979	2,982	-	50,993	25,782	9,584	6,034	14,353	-	55,753
Add:													Add:
Exploration Expenses (US$000)	459	222	39	-	-	720	1,424	580	297	774	-	3,075	Exploration Expenses (US$000)	1,304	678	131	131	-	2,244	3,694	1,373	865	2,057	-	7,989
Commercial Deductions (US$000)	1,274	685	70	301	-	2,330	1,414	738	285	3,027	-	5,464	Commercial Deductions (US$000)	4,071	2,355	351	1,756	-	8,532	4,998	2,439	1,128	11,282	-	19,847
Selling Expenses (US$000)	400	194	34	-	-	628	665	271	139	361	-	1,436	Selling Expenses (US$000)	1,175	611	118	118	-	2,023	1,966	731	460	1,095	-	4,252
Cost Applicable to Sales (US$000)	14,031	6,858	1,164	301	-	22,355	11,933	5,023	2,477	8,739	-	28,173	Cost Applicable to Sales (US$000)	36,176	19,050	3,578	4,988	-	63,792	36,440	14,128	8,487	28,786	-	87,841
Divide:													Divide:
Volume Sold	7,421	269,542	525	682	-	Not Applicable	12,150	468,076	2,449	2,832	-	Not Applicable	Volume Sold	26,649	1,125,434	2,521	2,846	-	Not Applicable	37,248	1,195,466	7,353	9,016	-	Not Applicable
CAS	1,891	25.44	2,218	441	-	No Applicable	982	10.73	1,012	3,086	-	No Applicable	CAS	1,357	16.93	1,419	1,753	-	No Applicable	978	11.82	1,154	3,193	-	Not Applicable

	LA ZANJA													LA ZANJA
	3Q 2023						3Q 2022							9M 2023						9M 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL		GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	1,909	112	-	-	-	2,021	14,961	647	-	-	-	15,608	Cost of Sales (without D&A) (US$000)	11,009	597	-	-	-	11,606	33,201	1,771	-	-	-	34,972
Add:													Add:
Exploration Expenses (US$000)	103	6	-	-	-	109	1,056	46	-	-	-	1,102	Exploration Expenses (US$000)	415	23	-	-	-	438	2,454	131	-	-	-	2,585
Commercial Deductions (US$000)	6	3	-	-	-	8	131	23	-	-	-	154	Commercial Deductions (US$000)	86	9	-	-	-	96	211	28	-	-	-	239
Selling Expenses (US$000)	11	1	-	-	-	12	74	3	-	-	-	77	Selling Expenses (US$000)	46	3	-	-	-	49	126	7	-	-	-	133
Cost Applicable to Sales (US$000)	2,029	122	-	-	-	2,150	16,221	720	-	-	-	16,941	Cost Applicable to Sales (US$000)	11,557	632	-	-	-	12,189	35,992	1,937	-	-	-	37,929
Divide:													Divide:
Volume Sold	1,780	6,442	-	-	-	Not Applicable	8,575	34,147	-	-	-	Not Applicable	Volume Sold	6,883	28,973	-	-	-	Not Applicable	18,800	85,237	-	-	-	Not Applicable
CAS	1,140	18.91	-	-	-	Not Applicable	1,892	21.07	-	-	-	Not Applicable	CAS	1,679	21.80	-	-	-	No Applicable	1,914	22.72	-	-	-	Not Applicable

	BROCAL													BROCAL
	3Q 2023						3Q 2022							9M 2023						9M 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL		GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	3,367	10,936	610	2,485	66,626	84,024	5,089	6,818	1,523	9,404	47,037	69,872	Cost of Sales (without D&A) (US$000)	7,489	19,045	1,654	5,428	153,802	187,418	8,531	21,345	4,541	27,179	119,290	180,886
Add:													Add:
Exploration Expenses (US$000)	65	210	12	48	1,280	1,614	355	476	106	656	3,282	4,876	Exploration Expenses (US$000)	236	601	52	171	4,853	5,914	625	1,564	333	1,991	8,739.38	13,252
Commercial Deductions (US$000)	2,114	5,888	193	1,906	37,280	47,382	2,607	3,229	719	3,672	24,260	34,487	Commercial Deductions (US$000)	5,025	11,634	608	4,379	98,928	120,572	5,561	12,325	2,328	16,214	77,110	113,539
Selling Expenses (US$000)	103	336	19	76	2,045	2,579	205	274	61	378	1,892	2,810	Selling Expenses (US$000)	286	728	63	208	5,882	7,167	339	849	181	1,082	4,747	7,198
Cost Applicable to Sales (US$000)	5,649	17,370	833	4,516	107,231	135,599	8,256	10,797	2,409	14,111	76,472	112,045	Cost Applicable to Sales (US$000)	13,036	32,008	2,377	10,185	263,465	321,071	15,057	36,083	7,383	46,465	209,887	314,875
Divide:													Divide:
Volume Sold	3,553	986,583	636	2,347	17,786	Not Applicable	5,229	642,558	1,568	5,229	11,431	Not Applicable	Volume Sold	8,575	1,873,998	1,939	5,478	41,889	Not Applicable	10,725	2,145,751	4,878	15,855	31,439	Not Applicable
CAS	1,590	17.61	1,309	1,924	6,029	Not Applicable	1,579	16.80	1,536	2,698	6,690	Not Applicable	CAS	1,520	17.08	1,226	1,859	6,290	No Applicable	1,404	16.82	1,513	2,931	6,676	Not Applicable

	NON MINING COMPANIES													NON MINING COMPANIES
	3Q 2023						3Q 2022							9M 2023						9M 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL		GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	5,305	-	-	-	-	-	-4,601	Cost of Sales (without D&A) (US$000)	-	-	-	-	-	16,538	-	-	-	-	-	2,942
Add:													Add:						-						-
Selling Expenses (US$000)	-	-	-	-	-	210	-	-	-	-	-	222	Selling Expenses (US$000)	-	-	-	-	-	626	-	-	-	-	-	703
Total (US$000)	-	-	-	-	-	5,515	-	-	-	-	-	-4,379	Total (US$000)	-	-	-	-	-	17,164	-	-	-	-	-	3,645

	BUENAVENTURA CONSOLIDATED													BUENAVENTURA CONSOLIDATED
	3Q 2023						3Q 2022							9M 2023						9M 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL		GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	35,233	24,636	1,811	2,485	66,725	136,195	40,730	17,793	3,410	13,982	47,105	118,419	Cost of Sales (without D&A) (US$000)	101,066	56,913	5,145	8,410	154,099	342,171	108,753	53,899	10,877	41,532	119,501	337,503
Add:													Add:
Exploration Expenses (US$000)	2,077	8,897	93	48	1,303	12,418	6,175	9,368	436	1,430	3,299	20,708	Exploration Expenses (US$000)	6,680	26,847	300	302	4,921	39,051	16,275	23,434	1,084	4,048	8,787	53,629
Commercial Deductions (US$000)	3,613	7,879	275	2,207	37,287	51,260	4,372	5,683	1,023	6,699	24,264	42,039	Commercial Deductions (US$000)	10,014	18,571	987	6,135	98,944	134,651	11,372	18,139	3,486	27,768	77,123	137,887
Selling Expenses (US$000)	717	1,174	54	76	2,046	4,277	1,094	1,704	201	739	1,892	5,854	Selling Expenses (US$000)	2,021	3,703	185	326	5,884	12,745	2,876	4,369	616	2,176	4,750	15,490
Cost Applicable to Sales (US$000)	41,640	42,586	2,233	4,816	107,360	204,150	52,371	34,549	5,069	22,850	76,561	187,020	Cost Applicable to Sales (US$000)	119,781	106,034	6,618	15,173	263,847	528,618	139,276	99,840	16,063	75,523	210,162	544,509
Divide:													Divide:
Volume Sold	33,265	1,743,629	1,269	3,029	17,802	Not Applicable	45,807	1,954,000	4,129	8,061	11,449	Not Applicable	Volume Sold	102,700	4,666,199	4,799	8,324	41,940	Not Applicable	123,692	5,655,367	12,530	24,871	31,487	Not Applicable
CAS	1,252	24.42	1,760	1,590	6,031	Not Applicable	1,143	17.68	1,228	2,835	6,687	Not Applicable	CAS	1,166	22.72	1,379	1,823	6,291	Not Applicable	1,126	17.65	1,282	3,037	6,675	Not Applicable

	COIMOLACHE													COIMOLACHE
	3Q 2023						3Q 2022							9M 2023						9M 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL		GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	18,044	866	-	-	-	18,910	33,976.00	1,285	-	-	-	35,261	Cost of Sales (without D&A) (US$000)	51,805	2,881	-	-	-	54,686	73,723	3,529	-	-	-	77,252
Add:													Add:
Exploration Expenses (US$000)	4,530	217	-	-	-	4,747	2,292.30	87	-	-	-	2,379	Exploration Expenses (US$000)	9,485	527	-	-	-	10,012	5,768	276	-	-	-	6,044
Commercial Deductions (US$000)	181	40	-	-	-	221	111	2	-	-	-	113	Commercial Deductions (US$000)	293	48	-	-	-	342	436	40	-	-	-	477
Selling Expenses (US$000)	234	11	-	-	-	245	276	10	-	-	-	286	Selling Expenses (US$000)	468	26	-	-	-	494	684	33	-	-	-	717
Cost Applicable to Sales (US$000)	22,989	1,134	-	-	-	24,123	36,655	1,384	-	-	-	38,039	Cost Applicable to Sales (US$000)	62,051	3,483	-	-	-	65,534	80,611	3,879	-	-	-	84,490
Divide:													Divide:
Volume Sold	21,237	82,379	-	-	-	Not Applicable	21,431	78,028	-	-	-	Not Applicable	Volume Sold	36,261	164,895	-	-	-	Not Applicable	62,568	259,521	-	-	-	Not Applicable
CAS	1,083	13.77	-	-	-	Not Applicable	1,710	17.74	-	-	-	Not Applicable	CAS	1,711	21.12	-	-	-	No Applicable	1,288	14.95	-	-	-	Not Applicable

APPENDIX 5: All-in Sustaining Cost

All-in Sustaining Cost for 3Q23

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	3Q23		3Q23		3Q23		3Q23
Au Ounces Sold Net		27,932		1,780		21,237		38,227

	3Q23		3Q23		3Q23		3Q23
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	44,648	1,598	5,656	3,178	18,910	890	57,886	1,514
Exploration in Operating Units	10,695	383	109	61	4,747	224	12,707	332
Royalties	3,235	116	0	0	0	0	3,235	85
Comercial Deductions[3]	3,870	139	8	5	221	10	3,967	104
Selling Expenses	1,476	53	12	7	245	12	1,586	41
Administrative Expenses	9,740	349	812	456	1,002	47	10,954	287
Other, net	2,378	85	255	143	-110	-5	2,589	68
Sustaining Capex[4]	2,364	85	1,732	973	719	34	4,385	115

By-product Credit	-21,851	-782	-166	-93	-1,938	-91	-22,794	-596

All-in Sustaining Cost	56,555	2,025	8,419	4,731	23,796	1,121	74,515	1,949

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 100% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

All-in Sustaining Cost for 3Q22

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	3Q22		3Q22		3Q22		3Q22
Au Ounces Sold Net		32,003		8,575		21,431		49,170

	3Q22		3Q22		3Q22		3Q22
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	39,582	1,237	11,214	1,308	26,671	1,245	61,490	1,251
Exploration in Operating Units	14,729	460	1,103	129	1,994	93	16,631	338
Royalties	2,789	87	0	0	0	0	2,789	57
Comercial Deductions[3]	7,398	231	154	18	113	5	7,598	155
Selling Expenses	2,875	90	77	9	217	10	3,039	62
Administrative Expenses	9,175	287	692	81	916	43	10,234	208
Other, net	-249	-8	-107	-12	-338	-16	-492	-10
Sustaining Capex[4]	2,921	91	548	64	3,099	145	4,712	96

By-product Credit	-36,603	-1,144	-621	-72	-1,355	-63	-37,767	-768

All-in Sustaining Cost	42,618	1,332	13,060	1,523	31,316	1,461	68,234	1,388

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 100% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

All-in Sustaining Cost for 9M23

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	9M23		9M23		9M23		9M23
Au Ounces Sold Net		87,243		6,883		36,261		108,665

	9M23		9M23		9M23		9M23
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	129,229	1,481	24,261	3,525	54,686	1,508	175,416	1,614
Exploration in Operating Units	32,699	375	438	64	10,012	276	37,151	342
Royalties	9,446	108	0	0	0	0	9,446	87
Comercial Deductions[3]	13,983	160	96	14	342	9	14,216	131
Selling Expenses	4,903	56	49	7	494	14	5,150	47
Administrative Expenses	31,765	364	2,206	321	3,053	84	35,195	324
Other, net	2,446	28	518	75	-751	-21	2,663	25
Sustaining Capex[4]	5,532	63	2,087	303	4,121	114	9,272	85

By-product Credit	-78,958	-905	-700	-102	-3,864	-107	-81,207	-747

All-in Sustaining Cost	151,045	1,731	28,955	4,207	68,093	1,878	207,302	1,908

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 100% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

All-in Sustaining Cost for 9M22

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	9M22		9M22		9M22		9M22
Au Ounces Sold Net		94,167		18,800		62,568		138,053

	9M22		9M22		9M22		9M22
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	124,486	1,322	37,120	1,974	77,252	1,235	192,580	1,395
Exploration in Operating Units	37,792	401	2,586	138	6,044	97	42,801	310
Royalties	8,455	90	0	0	0	0	8,455	61
Comercial Deductions[3]	24,109	256	239	13	477	8	24,540	178
Selling Expenses	7,850	83	133	7	717	11	8,270	60
Administrative Expenses	31,423	334	2,011	107	2,680	43	34,509	250
Other, net	1,446	15	-287	-15	319	5	1,287	9
Sustaining Capex[4]	5,822	62	848	45	12,373	198	11,631	84

By-product Credit	-123,387	-1,310	-1,786	-95	-5,376	-86	-127,329	-922

All-in Sustaining Cost	117,996	1,253	40,864	2,174	94,486	1,510	196,744	1,425

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.
Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 100% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

APPENDIX 6

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Interim condensed consolidated statements of financial position
As of September 30, 2023 (unaudited) and December 31, 2022 (audited)

	2023	2022
Assets	US$(000)	US$(000)
Current assets
Cash and cash equivalents	221,809	253,918
Trade and other receivables	181,528	221,899
Inventories	86,573	88,345
Income tax credit	15,478	28,046
Prepaid expenses	11,141	19,333
Hedge derivative financial instruments	-	8,839
	516,529	620,380

Non-current assets
Trade and other receivables	682,949	673,627
Investments in associates and joint venture	1,536,007	1,520,977
Property, plant, equipment and development cost	1,563,063	1,535,195
Deferred income tax asset	129,691	106,170
Prepaid expenses	22,369	23,033
Other non-financial assets	24,289	23,845
	3,958,368	3,882,847
Total assets	4,474,897	4,503,227

Liabilities and equity
Current liabilities
Trade and other payables	221,187	247,989
Provisions	108,729	94,171
Income tax payable	9,801	2,366
Financial obligations	34,191	35,071
	373,908	379,597
Non-current liabilities
Trade and other payables	2,825	3,553
Provisions	188,712	204,347
Financial obligations	681,287	703,463
Contingent consideration liability	19,536	16,905
Deferred income tax liabilities	29,057	32,421
	921,417	960,689

Total liabilities	1,295,325	1,340,286

Equity
Capital stock	750,497	750,497
Investment shares	791	791
Additional paid-in capital	218,450	218,450
Legal reserve	163,372	163,270
Other reserves	31,897	31,897
Other reserves of equity	(99)	2,184
Retained earnings	1,851,445	1,841,761
Shareholders’ equity attributable to owners of the parent	3,016,353	3,008,850
Non-controlling interest	163,219	154,091
Total equity	3,179,572	3,162,941
Total liabilities and equity	4,474,897	4,503,227

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Interim condensed consolidated statements of profit or loss (unaudited)
For the three-month and nine-month ended September 30, 2023 and 2022

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2023	2022	2023	2022
Continuing operations	US$(000)	US$(000)	US$(000)	US$(000)
Operating income
Sales of goods	207,705	192,084	559,489	566,531
Sales of services	3,588	3,332	10,555	10,528
Royalty income	-	-	-	1,381
Total operating income	211,293	195,416	570,044	578,440

Cost of sales
Cost of sales of goods, excluding depreciation and amortization	(134,863)	(117,740)	(338,695)	(335,441)
Unabsorbed cost due to production stoppage	(7,467)	(3,944)	(18,002)	(14,913)
Cost of sales of services, excluding depreciation and amortization	(1,332)	(679)	(3,476)	(2,062)
Depreciation and amortization	(51,264)	(41,477)	(121,816)	(131,531)
Exploration in operating units	(12,418)	(20,708)	(39,051)	(53,629)
Mining royalties	(4,439)	(4,525)	(13,381)	(13,384)
Total costs of sales	(211,783)	(189,073)	(534,421)	(550,960)
Gross profit (loss)	(490)	6,343	35,623	27,480

Operating income (expenses), net
Administrative expenses	(17,536)	(15,365)	(54,656)	(50,442)
Selling expenses	(4,277)	(5,854)	(12,745)	(15,490)
Exploration in non-operating areas	(4,553)	(4,236)	(8,715)	(11,066)
Reversal (provision) of contingencies	240	(1,960)	5,534	(3,805)
Other, net	(2,919)	1,050	(4,033)	1,317
Total operating income (expenses), net	(29,045)	(26,365)	(74,615)	(79,486)

Operating loss	(29,535)	(20,022)	(38,992)	(52,006)

Share in the results of associates and joint venture	46,375	20,442	113,368	118,149
Finance income	2,122	1,337	6,073	11,561
Foreign currency exchange difference	(31,176)	(27,961)	3,450	(3,086)
Finance costs	(13,381)	(12,641)	(43,455)	(42,092)
Profit (loss) before income tax	(25,595)	(38,845)	40,444	32,526

Current income tax	(11,925)	7,869	(22,228)	(8,423)
Deferred income tax	13,189	8,427	24,298	43,621
	1,264	16,296	2,070	35,198

Profit (loss) from continuing operations	(24,331)	(22,549)	42,514	67,724
Discontinued operations
Profit (loss) from discontinued operations	(167)	62	439	479,869
Net profit (loss)	(24,498)	(22,487)	42,953	547,593

Profit (loss) attributable to:
Owners of the parent	(28,032)	(19,771)	29,627	548,469
Non-controlling interest	3,534	(2,716)	13,326	(876)
	(24,498)	(22,487)	42,953	547,593

Basic and diluted profit (loss) per share, stated in U.S. dollars	(0.11)	(0.08)	0.12	2.16

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Interim condensed consolidated statements of cash flows (unaudited)
For the three-month and nine-month ended September 30, 2023 and 2022

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2023	2022	2023	2022
	US$(000)	US$(000)	US$(000)	US$(000)

Cash flows from (used in) of operating activities
Proceeds from sales of goods and services	206,711	188,639	588,376	635,447
Dividends received from associates	48,961	-	98,323	29,377
Recovery from value added tax	9,631	4,982	42,971	26,835
Interest received	1,639	771	4,314	1,582
Dividends received from investments	-	-	150	-
Royalty received	-	-	-	5,183
Payments to suppliers and third-parties, and other net	(104,989)	(120,901)	(379,544)	(441,030)
Payments to employees	(33,962)	(29,245)	(100,969)	(93,925)
Interest paid	(16,081)	(17,260)	(37,590)	(38,860)
Short-term and low value lease payments	(9,884)	(10,497)	(28,159)	(29,697)
Income tax and royalties paid to the Peruvian State	(7,293)	(8,063)	(19,393)	(75,301)
Payment of royalties	(3,235)	(2,789)	(9,446)	(8,455)
Payments for tax litigation	(3,331)	-	(3,569)	-
Net cash flows from operating activities	88,167	5,637	155,464	11,156

Cash flows from (used in) of investing activities
Proceeds from sale of property, plant and equipment	2,455	2,462	6,485	11,245
Income from sale of shares	245	-	245	1,577
Collection for sale of participation in Yanacocha	-	-	-	300,000
Collection for purchase of La Zanja shares	-	-	-	45,000
Payments for acquisition of property, plant and equipment	(59,786)	(37,198)	(145,659)	(93,205)
Payments for acquisitions of other assets	(1,052)	(34)	(1,772)	(153)
Capital increase in associates	-	-	-	(1,677)
Net cash flows from (used in) investing activities	(58,138)	(34,770)	(140,701)	262,787

Cash flows from (used in) financing activities
Increase of bank loans	-	-	49,000	-
Decrease (increase) of bank accounts in trust	-	(1,110)	17	(1,859)
Payments of bank loans	-	-	(49,000)	(50,000)
Payments of financial obligations	(7,758)	(7,085)	(23,276)	(315,974)
Dividends paid to controlling interest	-	-	(18,542)	(18,542)
Lease payments	(1,181)	(1,022)	(3,430)	(3,071)
Dividends paid to non-controlling interest	(1,641)	-	(1,641)	(2,647)
Increase of restricted time deposits	-	-	-	29,117
Net cash and cash equivalents used in financing activities	(10,580)	(9,217)	(46,872)	(362,976)

Increase (decrease) in cash and cash equivalents during the period, net	19,449	(38,350)	(32,109)	(89,033)
Cash and cash equivalents at beginning of period	202,360	326,316	253,918	376,999

Cash and cash equivalents at the end of the period	221,809	287,966	221,809	287,966

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2023	2022	2023	2022
	US$(000)	US$(000)	US$(000)	US$(000)

Reconciliation of net profit to cash and cash equivalents provided by operating activities

Net profit (loss)	(24,498)	(22,487)	42,953	547,593

Plus (less):
Share in the results of associates and joint venture	(46,375)	(20,442)	(113,368)	(118,149)
Deferred income tax (continuing operations)	(13,189)	(8,427)	(24,298)	(43,621)
Exchange difference	31,176	27,961	(3,450)	3,086
Reversal (provision) of contingencies	(240)	1,960	(5,534)	3,805
Depreciation and amortization in cost of sales	51,264	41,477	121,816	131,531
Non - cash discontinued operations	(49)	52	(1,637)	(524,757)
Provision for estimated fair value of sales	18	(14,733)	13,746	19,738
Workers´ participation provision	2,899	(2,666)	4,691	271
Bonus provision - executives & employes	4,447	7,260	10,391	11,964
Other minor	4,482	2,856	14,778	(4,980)

Net changes in operating assets and liabilities:
Decrease (increase) in operating assets -
Trade and other accounts receivable	16,604	27,756	56,241	82,952
Inventories	(26,589)	4,969	(24,878)	(5,459)
Income tax credit	-	(13,282)	9,178	(7,129)
Prepaid expenses	7,677	6,601	8,855	13,141

Increase (decrease) in operating liabilities -
Trade and other accounts payable	20,476	(46,147)	(43,590)	(116,091)
Provisions	(5,101)	(2,604)	(12,619)	(10,932)
Income tax payable	19,535	15,533	7,435	(1,184)

Payments for tax litigation	(3,331)	-	(3,569)	-
Proceeds from dividends in associates	48,961	-	98,323	29,377

Net cash and cash equivalents used in operating activities	88,167	5,637	155,464	11,156

Contacts

Contacts in Lima:
Daniel Dominguez, Chief Financial Officer
(511) 419 2540

Gabriel Salas, Head of Investor Relations
(511) 419 2591 / gabriel.salas@buenaventura.pe

Contact in NY:
Barbara Cano
(646) 452-2334 / barbara@inspirgroup.com

Company Website: http://www.buenaventura.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ DANIEL DOMINGUEZ

Name: Daniel Dominguez

Title: Chief Financial Officer

Date: October 30, 2023